Exhibit 99.1

Jupai Reports Third Quarter 2020 Results

SHANGHAI — November 23, 2020 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the third quarter and the nine months ended September 30, 2020.

THIRD QUARTER AND FIRST NINE MONTHS 2020 FINANCIAL HIGHLIGHTS

•                      Net revenues in the third quarter of 2020 were RMB85.1 million, a decrease of 53.2% from the corresponding period in 2019. For the first nine months of 2020, net revenues were RMB290.2 million, a decrease of 55.3% from the same period in 2019.

For the quarter ended September 30

(RMB ‘000, except percentages)	Q3 2019	Q3 2019%	Q3 2020	Q3 2020%	YoY Change %
One-time commissions	102,656	56.4%	36,295	42.6%	-64.6%
Recurring management fees	50,098	27.5%	22,400	26.3%	-55.3%
Recurring service fees	29,338	16.1%	26,445	31.1%	-9.9%
Other service fees	—	—	—	—	—
Total net revenues	182,092	100.0%	85,140	100.0%	-53.2%

For the nine months ended September 30

(RMB ‘000, except percentages)	9M 2019	9M 2019%	9M 2020	9M 2020%	YoY Change %
One-time commissions	247,796	38.2%	123,576	42.6%	-50.1%
Recurring management fees	310,076	47.8%	80,390	27.7%	-74.1%
Recurring service fees	77,231	11.9%	86,199	29.7%	11.6%
Other service fees	13,904	2.1%	—	—	—
Total net revenues	649,007	100.0%	290,165	100.0%	-55.3%

•                      Loss from operations in the third quarter of 2020 was RMB15.0 million, as compared to RMB40.2 million from the corresponding period in 2019. For the first nine months of 2020, loss from operations was RMB41.1 million, as compared to RMB107.2 million from the same period in 2019.

•                      Net loss attributable to ordinary shareholders in the third quarter of 2020 was RMB3.0 million, as compared to RMB47.9 million from the corresponding period in 2019. For the first nine months of 2020, net loss attributable to ordinary shareholders was RMB33.4 million, as compared to RMB134.5 million from the same period in 2019.

•                      Adjusted net loss attributable to ordinary shareholders (non-GAAP1) in the third quarter of 2020 was RMB2.7 million, as compared to RMB45.5million from the corresponding period in 2019. For the first nine months of 2020, non-GAAP net loss attributable to ordinary shareholders was RMB30.0 million, as compared to RMB126.8 million from the same period in 2019.

1  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

THIRD QUARTER AND FIRST NINE MONTHS 2020 OPERATIONAL UPDATES

•                      Total number of active clients2 during the third quarter of 2020 was 712, as compared to 1,058 active clients during the third quarter of 2019.

•                      The aggregate value of wealth management products distributed by the Company during the third quarter of 2020 was RMB2.0 billion, a 26.3% decrease from the corresponding period in 2019. For the first nine months of 2020, the aggregate value of wealth management products distributed by the Company was RMB5.3 billion, a 33.3% decrease from the corresponding period in 2019.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Nine months ended
	September 30, 2019		September 30, 2020		September 30, 2019		September 30, 2020
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	2,013	76%	1,100	56%	5,746	72%	3,283	62%
Private equity products	451	17%	378	19%	1,412	18%	1,003	19%
Secondary market equity fund products	37	1%	438	23%	159	2%	892	17%
Other products	152	6%	39	2%	612	8%	112	2%
All products	2,653	100%	1,955	100%	7,929	100%	5,290	100%

•                      Jupai’s coverage network as of September 30, 2020 included 35 client centers covering 33 cities, as compared to 54 client centers covering 44 cities as of September 30, 2019.

•                      Total assets under management3 as of September 30, 2020 were RMB34.7 billion, as compared to RMB45.1 billion from September 30, 2019.

Assets under management — breakdown by product type

	As of
	September 30, 2019		September 30, 2020
Product type	(RMB in millions, except percentages)
Fixed income products	16,031	35%	10,298	30%
Private equity products	26,913	60%	22,243	64%
Secondary market equity fund products	942	2%	946	3%
Other products	1,218	3%	1,211	3%
All products	45,104	100%	34,698	100%

2  “Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

3  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“We are encouraged to see Jupai’s bottom line continue to improve in the third quarter with net loss attributable to ordinary shareholders declining by 93.8% compared with the same period last year and decreasing by 71.7% quarter over quarter. Our ongoing cost control measures and enhanced portfolio optimization will continue to support margin improvement going forward, even as investors maintain a cautious mood in the face of the global COVID-19 pandemic,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “We are confident in the long-term prosperity of China’s wealth management industry and we will continue to execute our strategies for controlling costs, selecting high-quality products and enhancing our risk control system.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Our effective cost control measures continued to drive margin improvement in the third quarter, with total operating costs decreasing by 54.9% compared with the same period last year. We are also pleased to see that the average wealth management product value distributed per advisor has considerably increased. We are confident that our ongoing enhancement of Jupai’s service network and incentive mechanisms alongside our efforts to streamline costs will drive improved bottom line results in the coming quarters. “

THIRD QUARTER AND FIRST NINE MONTHS 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2020 were RMB85.1 million, a 53.2% decrease from the corresponding period in 2019, primarily due to decreases in one-time commissions and recurring management fees. Net revenues were RMB290.2 million for the first nine months of 2020, a decrease of 55.3% from the same period in 2019.

•                      Net revenues from one-time commissions for the third quarter of 2020 were RMB36.3 million, a 64.6% decrease from the corresponding period in 2019, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company. For the first nine months of 2020, net revenues from one-time commissions were RMB123.6 million, a decrease of 50.1% from the same period in 2019.

•                      Net revenues from recurring management fees for the third quarter of 2020 were RMB22.4 million, a 55.3% decrease from the corresponding period in 2019, primarily due to the decrease in the value of assets under management. RMB6.3 million and RMB17.4 million carried interest was recognized as part of Jupai’s recurring management fees in the third quarter of 2020 and 2019, respectively. For the first nine months of 2020, net revenues from recurring management fees were RMB80.4 million, a 74.1% decrease from the same period in 2019. RMB11.8 million and RMB156.0 million carried interest was recognized as part of Jupai’s recurring management fees for the first nine months of 2020 and 2019, respectively.

•                      Net revenues from recurring service fees for the third quarter of 2020 were RMB26.4 million, a 9.9% decrease from the corresponding period in 2019, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB5.3 million and RMB1.8 million variable performance fees in the third quarter of 2020 and 2019, respectively. For the first nine months of 2020, net revenues from recurring service fees were RMB86.2 million, a 11.6% increase from the same period in 2019. The Company recognized RMB7.3 million and RMB1.8 million variable performance fees for the first nine months of 2020 and 2019, respectively.

•                      Net revenues from other service fees for the third quarter of 2020 were nil, the same as the corresponding period in 2019. For the first nine months of 2020, net revenues from other service fees were nil, as compared to RMB13.9 million from the same period in 2019.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2020 were RMB100.2 million, a decrease of 54.9% from the corresponding period in 2019. For the first nine months of 2020, operating costs and expenses were RMB331.2 million, a decrease of 56.2% from the same period in 2019.

•                      Cost of revenues for the third quarter of 2020 was RMB41.6 million, a decrease of 60.8% from the corresponding period in 2019, primarily due to decreased compensation to wealth management advisors and client managers, as a result of the decrease in the aggregate value of wealth management products distributed by the Company and the cost control measures the Company adopted. For the first nine months of 2020, cost of revenues was RMB165.7 million, a decrease of 57.5% from the same period in 2019.

•                      Selling expenses for the third quarter of 2020 were RMB22.8 million, a decrease of 56.9% from the corresponding period in 2019, primarily due to the decrease in marketing and promotion expenses as a result of cost control and the decrease in revenues. For the first nine months of 2020, selling expenses were RMB66.8 million, a decrease of 57.2% from the same period in 2019.

•                      General and administrative expenses for the third quarter of 2020 were RMB36.4 million, a decrease of 46.6% from the corresponding period in 2019, mainly due to the cost control measures the Company adopted. For the first nine months of 2020, general and administrative expenses were RMB114.4 million, a decrease of 47.9% from the same period in 2019.

•                      Other operating income (government subsidies) received by the Company for the third quarter of 2020 was RMB0.6 million, a decrease of 87.9% from the corresponding period in 2019. For the first nine months of 2020, other operating income were RMB15.7 million, an increase of 54.1% from the same period in 2019. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the third quarter of 2020 was -17.6%, as compared to -22.1% for the corresponding period in 2019. For the first nine months of 2020, operating margin was -14.2%, compared to -16.5% for the same period in 2019.

Income tax benefits for the third quarter of 2020 were RMB10.6 million, as compared to income tax expenses of RMB10.3 million for the corresponding period in 2019, primarily due to taxable losses for the third quarter of 2020. For the first nine months of 2020, income tax expenses were RMB0.8 million, a decrease of 97.7% from the same period in 2019.

Net Loss

•                      Net Loss

•                      Net loss attributable to ordinary shareholders for the third quarter of 2020 was RMB3.0 million, as compared to RMB47.9 million from the corresponding period in 2019. For the first nine months of 2020, net loss attributable to ordinary shareholders was RMB33.4 million, as compared to RMB134.5 million from the same period in 2019.

•                      Net margin attributable to ordinary shareholders for the third quarter of 2020 was -3.5%, as compared to -26.3% from the corresponding period in 2019. For the first nine months of 2020, net margin attributable to ordinary shareholders was -11.5%, compared to -20.7% for the same period in 2019.

•                      Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the third quarter of 2020 was RMB0.09 and RMB0.09, respectively, as compared to RMB1.42 and RMB1.42, respectively, from the corresponding period in 2019. For the first nine months of 2020, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB1.00 and RMB1.00, respectively, as compared to RMB4.00 and RMB4.00, respectively, for the same period in 2019.

•                      Adjusted Net Loss (non-GAAP)

•                      Adjusted net loss attributable to ordinary shareholders (non-GAAP) for the third quarter of 2020 was RMB2.7 million, as compared to RMB45.5 million from the corresponding period in 2019. For the first nine months of 2020, non-GAAP net loss attributable to ordinary shareholders was RMB30.0 million, as compared to RMB126.8 million from the same period in 2019.

•                      Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the third quarter of 2020 was -3.2%, as compared to -25.0% from the corresponding period in 2019. For the first nine months of 2020, non-GAAP net margin attributable to ordinary shareholders was -10.3%, as compared to -19.5% for the same period in 2019.

•                      Adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) for the third quarter of 2020 was RMB0.08, as compared to RMB1.35 from the corresponding period in 2019. For the first nine months of 2020, non-GAAP net loss attributable to ordinary shareholders per diluted ADS was RMB0.90, as compared to RMB3.77 for the same period in 2019.

Repurchase of Shares

As of November 15, 2020, we had repurchased 539,142 ADSs as part of the Company’s share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$741,554, inclusive of transaction charges.

Balance Sheet and Cash Flow

As of September 30, 2020, the Company had RMB666.0 million in cash, cash equivalents and restricted cash, as compared to RMB712.3 million as of December 31, 2019.

Net cash used in operating activities during the third quarter of 2020 was RMB17.4 million. For the first nine months of 2020, net cash provided by operating activities was RMB3.2 million.

Net cash used in investing activities during the third quarter of 2020 was RMB25.2 million. For the first nine months of 2020, net cash used in investing activities was RMB42.4 million.

Net cash used in financing activities during the third quarter of 2020 was nil. For the first nine months of 2020, net cash used in financing activities was RMB7.1 million.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on November 23, 2020 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/6077991

A replay of the conference call may be accessed by phone at the following number until December 1, 2020:

U.S./International:	+1-855-452-5696 or +61-2-8199-0299
Mainland China:	400-602-2065
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	6077991

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and amortization of intangible assets related to acquisition. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	December 31,	September 30,	September 30,
	2019	2019	2020	2020
	RMB	USD[4]	RMB	USD[5]
Assets
Current assets:
Cash and cash equivalents	711,205,698	102,158,306	664,858,961	97,923,141
Restricted cash	1,100,000	158,005	1,100,000	162,012
Other receivables	14,125,535	2,029,006	62,694,621	9,233,921
Amounts due from related parties	95,193,003	13,673,619	43,477,116	6,403,487
Other current assets	4,984,541	715,985	27,402,462	4,035,946
Total current assets	826,608,777	118,734,921	799,533,160	117,758,507
Long-term investments	228,950,000	32,886,610	228,950,000	33,720,690
Investment in affiliates	107,541,000	15,447,298	100,175,289	14,754,225
Amounts due from related parties — non-current	229,117,743	32,910,705	228,976,558	33,724,602
Property and equipment, net	27,834,760	3,998,213	19,827,406	2,920,261
Intangible assets, net	38,250,479	5,494,338	35,105,011	5,170,409
Other non-current assets	17,886,020	2,569,166	14,270,303	2,101,790
Right-of-use assets	68,950,101	9,904,062	47,972,473	7,065,582
Deferred tax assets	4,608,063	661,907	4,297,051	632,887
Total Assets	1,549,746,943	222,607,220	1,479,107,251	217,848,953

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	58,318,063	8,376,866	54,443,979	8,018,731
Income tax payable	82,800,208	11,893,506	85,482,292	12,590,181
Other tax payable	695,081	99,842	16,883,060	2,486,606
Amounts due to related parties — current	19,439,664	2,792,333	18,911,359	2,785,342
Deferred revenue from related parties	42,053,959	6,040,673	11,441,131	1,685,096
Deferred revenue	35,674,503	5,124,322	31,678,345	4,665,716
Other current liabilities	78,201,072	11,232,881	77,350,676	11,392,524
Total current liabilities	317,182,550	45,560,423	296,190,842	43,624,196
Deferred revenue — non-current from related parties	4,917,845	706,404	11,984,597	1,765,140
Deferred revenue — non-current	311,651	44,766	1,404,151	206,809
Operating Lease Liabilities — non-current	28,518,789	4,096,468	15,535,487	2,288,130
Total Liabilities	350,930,835	50,408,061	325,115,077	47,884,275
Equity	1,198,816,108	172,199,159	1,153,992,174	169,964,678
Total Liabilities and Total Shareholders’ Equity	1,549,746,943	222,607,220	1,479,107,251	217,848,953

4  The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.9618 to US$1.00.

5  The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on September 30, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.7896 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2019	2020	2020
	RMB	USD[6]	RMB	USD[7]
Revenues
Third party revenues	108,552,036	15,186,989	48,755,950	7,180,975
Related party revenues	73,997,411	10,352,618	36,908,909	5,436,095
Total revenues	182,549,447	25,539,607	85,664,859	12,617,070
Taxes and surcharges	(457,767)	(64,044)	(524,582)	(77,263)
Net revenues	182,091,680	25,475,563	85,140,277	12,539,807

Operating costs and expenses:
Cost of revenues	(105,905,745)	(14,816,759)	(41,561,614)	(6,121,364)
Selling expenses	(52,872,376)	(7,397,117)	(22,794,092)	(3,357,207)
General and administrative expenses	(68,047,595)	(9,520,209)	(36,353,384)	(5,354,274)
Other operating income — government subsidies	4,557,939	637,679	552,588	81,387
Total operating cost and expenses	(222,267,777)	(31,096,406)	(100,156,502)	(14,751,458)
Loss from operations	(40,176,097)	(5,620,843)	(15,016,225)	(2,211,651)

Interest income	1,582,036	221,335	952,648	140,310
Investment (loss) income	(4,670,453)	(653,420)	431,110	63,495
Other income (loss)	490,756	68,659	(484,582)	(71,371)
Total other (loss) income	(2,597,661)	(363,426)	899,176	132,434
Loss before taxes and loss from equity in affiliates	(42,773,758)	(5,984,269)	(14,117,049)	(2,079,217)
Income tax (expense) benefit	(10,288,783)	(1,439,454)	10,562,496	1,555,688
Gain from equity in affiliates	193,922	27,131	2,001,265	294,754
Net loss	(52,868,619)	(7,396,592)	(1,553,288)	(228,775)
Net loss (income) attributable to non-controlling interests	4,972,227	695,640	(1,415,850)	(208,532)
Net loss attributable to ordinary shareholders	(47,896,392)	(6,700,952)	(2,969,138)	(437,307)

Net loss per ADS:
Basic	(1.42)	(0.20)	(0.09)	(0.01)
Diluted	(1.42)	(0.20)	(0.09)	(0.01)
Weighted average number of ADSs used in computation:
Basic	33,622,879	33,622,879	33,314,139	33,314,139
Diluted	33,622,879	33,622,879	33,314,139	33,314,139

6  The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and nine months ended September 30, 2019 in this table and the following tables is based on the noon buying rate on September 30, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 7.1477 to US$1.00.

7  The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and nine months ended September 30, 2020 in this table and the following tables is based on the noon buying rate on September 30, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.7896 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2019	2020	2020
	RMB	USD	RMB	USD
Revenues
Third party revenues	288,638,288	40,381,981	171,404,713	25,245,186
Related party revenues	363,828,190	50,901,435	119,832,034	17,649,351
Total revenues	652,466,478	91,283,416	291,236,747	42,894,537
Taxes and surcharges	(3,459,041)	(483,938)	(1,071,880)	(157,871)
Net revenues	649,007,437	90,799,478	290,164,867	42,736,666

Operating costs and expenses:
Cost of revenues	(390,307,152)	(54,605,978)	(165,700,449)	(24,405,038)
Selling expenses	(156,322,747)	(21,870,356)	(66,834,259)	(9,843,622)
General and administrative expenses	(219,733,972)	(30,741,913)	(114,387,064)	(16,847,394)
Other operating income — government subsidies	10,179,802	1,424,207	15,685,703	2,310,254
Total operating cost and expenses	(756,184,069)	(105,794,040)	(331,236,069)	(48,785,800)
Loss from operations	(107,176,632)	(14,994,562)	(41,071,202)	(6,049,134)

Interest income	4,934,136	690,311	3,582,268	527,611
Investment (loss) income	(2,388,143)	(334,113)	2,228,283	328,190
Other income	2,828,849	395,770	1,303,594	191,999
Total other income	5,374,842	751,968	7,114,145	1,047,800
Loss before taxes and loss from equity in affiliates	(101,801,790)	(14,242,594)	(33,957,057)	(5,001,334)
Income tax expense	(33,099,743)	(4,630,825)	(755,386)	(111,256)
Loss from equity in affiliates	(4,928,441)	(689,514)	(2,493,953)	(367,320)
Net loss	(139,829,974)	(19,562,933)	(37,206,396)	(5,479,910)
Net loss attributable to non-controlling interests	5,296,403	740,994	3,852,219	567,371
Net loss attributable to ordinary shareholders	(134,533,571)	(18,821,939)	(33,354,177)	(4,912,539)

Net loss per ADS:
Basic	(4.00)	(0.56)	(1.00)	(0.15)
Diluted	(4.00)	(0.56)	(1.00)	(0.15)
Weighted average number of ADSs used in computation:
Basic	33,613,659	33,613,659	33,480,325	33,480,325
Diluted	33,613,659	33,613,659	33,480,325	33,480,325

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2019	2020	2020
	RMB	USD	RMB	USD
Net loss	(52,868,619)	(7,396,592)	(1,553,288)	(228,775)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	8,038,238	1,124,591	(9,633,820)	(1,418,908)
Other comprehensive income (loss)	8,038,238	1,124,591	(9,633,820)	(1,418,908)
Comprehensive loss	(44,830,381)	(6,272,001)	(11,187,108)	(1,647,683)
Less: Comprehensive (loss) income attributable to non-controlling interests	(4,945,351)	(691,880)	1,491,181	219,627
Comprehensive loss attributable to ordinary shareholders	(39,885,030)	(5,580,121)	(12,678,289)	(1,867,310)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2019	2020	2020
	RMB	USD	RMB	USD
Net loss	(139,829,974)	(19,562,933)	(37,206,396)	(5,479,910)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	8,312,901	1,163,018	(6,107,188)	(899,491)
Other comprehensive income (loss)	8,312,901	1,163,018	(6,107,188)	(899,491)
Comprehensive loss	(131,517,073)	(18,399,915)	(43,313,584)	(6,379,401)
Less: Comprehensive loss attributable to non-controlling interests	(5,266,919)	(736,869)	(3,814,691)	(561,843)
Comprehensive loss attributable to ordinary shareholders	(126,250,154)	(17,663,046)	(39,498,893)	(5,817,558)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	September 30,	September 30,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-26.3%	-3.5%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-25.0%	-3.2%

Net loss attributable to ordinary shareholders	(47,896,392)	(2,969,138)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended September 30, 2019 and 2020)	2,409,227	280,826
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(45,487,165)	(2,688,312)

Net loss attributable to ordinary shareholders per ADS, diluted	(1.42)	(0.09)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(1.35)	(0.08)

Weighted average number of ADSs used in computation:
Diluted	33,622,879	33,314,139

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Nine months ended
	September 30,	September 30,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-20.7%	-11.5%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-19.5%	-10.3%

Net loss attributable to ordinary shareholders	(134,533,571)	(33,354,177)
Adjustment for share-based compensation (net of tax effect of nil for both nine months ended September 30, 2019 and 2020)	7,194,491	3,328,868
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB196,316 and nil for nine months ended September 30, 2019 and 2020, respectively)	588,954	—
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(126,750,126)	(30,025,309)

Net loss attributable to ordinary shareholders per ADS, diluted	(4.00)	(1.00)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(3.77)	(0.90)

Weighted average number of ADSs used in computation:
Diluted	33,613,659	33,480,325